UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

July 19, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Appointment of new Chairman of the Directors Committee	2

EXHIBIT 1

Santiago, July 18th, 2005

Rol. S.V.S. N. 4272

Mr. Alejandro Ferreiro Yazigi
Superintendent of Insurance and Securities

Re.: Informs appointment of new Chairman of the Directors Committee of AES Gener S.A.
________________________________________________________________________________

Dear Sir:

We hereby inform you that, the Directors Committee of the Company, at ordinary session held on July 15th, 2005, appointed Mr. Rene Cortazar Sanz as new Chairman of said Committee.

We point out that said session was the first one held after the appointment of the new members of the Committee, after the vacancy of one Permanent Director and its Alternate Director who were also members of the Committee, as it was informed to said Superintendency in due time.
This Notice is given in accordance with Communication N. 1526 and in compliance with Article 68 of Security Exchange Law N. 18.045.
Cordially,

Luis Felipe Ceron Ceron
Chief Executive Officer
AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	July 19, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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